NEWS RELEASE

PARAMOUNT ENERGY TRUST ACQUIRES

SPECIAL WARRANTS IN PROFOUND ENERGY INC.

CALGARY, AB –APRIL 14, 2009 (TSX – PMT.UN) Paramount Energy Trust ("PET" or the "Trust") announces that it has acquired by private placement ownership of 9,224,310 special warrants ("Special Warrants") in the capital of Profound Energy Inc. ("Profound"). The Special Warrants were acquired at a price of $0.75 per Special Warrant for a total purchase price of approximately $6.9 million.  Under the terms of the Special Warrants the purchase price will be held in trust until such time as the Special Warrants are converted into common shares of the Profound ("Common Shares") on a one-for-one basis.  Conversion is automatic in certain events and otherwise at the option of PET.  The Special Warrants are redeemable by PET and Profound at their subscription price in certain circumstances.

The Trust holds 100% of the Special Warrants issued by Profound which, assuming conversion by the Trust, would result in the Trust holding 9,224,310 Common Shares in the aggregate, representing approximately 19.9% percent of the issued and outstanding Common Shares, on a pro forma basis.

The Special Warrants were acquired by PET based on the "accredited investor" exemption contained in National Instrument 45-106 of the Canadian Securities Administrators and were acquired for investment purposes.  PET will evaluate its ownership position in Profound from time to time and anticipates acquiring additional securities of Profound in the future pursuant to its previously announced proposed offer to acquire all of the Common Shares of Profound.

PET will be filing a report (as contemplated by National Instrument 62 103 The Early Warning System and Related Takeover Bid and Insider Reporting Issues) in connection with the acquisition of Special Warrants as noted above in this Release.  To obtain a copy of such report, please contact Ms. Sue M. Showers at the number provided below.

Paramount Energy Trust is a natural gas-focused Canadian energy trust.  PET's Trust Units and Convertible Debentures are listed on the Toronto Stock Exchange under the symbol "PMT.UN", "PMT.DB", "PMT.DB.A", "PMT.DB.B" and "PMT.DB.C", respectively.  Further information with respect to PET can be found at its website at www.paramountenergy.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

FOR ADDITIONAL INFORMATION, PLEASE CONTACT:

Paramount Energy Trust and Paramount Energy Operating Corp., Administrator of the Trust

Suite 3200, 605 - 5 Avenue SW

Calgary, Alberta, Canada

T2P 3H5

Telephone: 403 269-4400

Fax: 403 269-4444

Email: info@paramountenergy.com

Susan L. Riddell Rose

President and Chief Executive Officer

Cameron R. Sebastian

Vice President, Finance and Chief Financial Officer

Sue M. Showers

Investor Relations and Communications Advisor